FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

EXPLANATORY NOTE

This Form 6-K/A is being furnished solely to correct eight figures appearing on page 65 of the Press Release on the “Financial Management Review 3Q25 – Quarterly & YTD Report” issued by Banco de Chile (the “Bank”) on October 30, 2025, which was furnished by the Bank on Form 6-K on October 30, 2025, SEC Accession No. 0001213900-25-103743 (collectively, the “Form 6-K”). Such figures refer to the line-items “Return on Average Equity” and “Avg. Equity (million Ch$)” for both the second and the third quarter 2025, together with the year-to-date periods ended on June 30, 2025 and September 30, 2025. The correct figures for such line-items and for the periods indicated are the following:

	Quarter		Year-to-Date
Line-Item	2Q25	3Q25	Jun-25	Sep-25
Return on Average Equity	22.25%	20.90%	22.75%	22.13%
Avg. Equity (million Ch$)	5,481,732	5,606,776	5,570,872	5,582,840

Other than such corrections, no part of the Form 6-K is being amended, and the furnishing of this Report on Form 6-K/A should not be understood to mean that any statements contained therein are correct as of any date subsequent to October 30, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2025

Banco de Chile

/s/ Eduardo Ebensperger O.
By:	Eduardo Ebensperger O.
CEO

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